UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of the Securities Exchange Act of 1934

Date of Report: August 1, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Vereador João Alves Praes, No. 95-A

Olhos D´Água, Minas Gerais, Brazil, 39398-000

(Address of principal executive offices, including zip code)

Marc Fogassa

Rua Vereador João Alves Praes, No. 95-A

Olhos D’Água, Minas Gerais, Brazil, 39398-000

Telephone:+55-31-3956-1109

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F

☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock, par value $0.001 per share

(Title of Class)

Appointment of New Directors.

On July 1, 2024, the Board of Directors (the “Board”) of Jupiter Gold Corporation (the “Company”) unanimously approved the increase in size of the Board from three to five members and the election of two new members effective as of August 1, 2024. Effective on August 1, 2024, Gabriel Santos Cordeiro de Andrade, Esq., and Agenor Narcizo Drumond Cuculicchio, Esq., were appointed as members of the Board.

Gabriel Santos Cordeiro de Andrade, Esq., age 44, has been the founder and lead partner of ARM Mentoria Jurídica, a law firm operating in all areas of business law and with offices in Belo Horizonte, the capital of the state of Minas Gerais in Brazil, and in Montes Claros, a large regional center northern Minas Gerais since 2019. Mr. Andrade is particularly involved as lead counsel in complex negotiations including mergers, spin-offs and real estate development operations. From 2007 to 2019, Mr. Andrade was a Partner at PRA Advogados, a law firm where he focused on the management and leadership of high-level legal operations, focusing on business and real estate law. He supervised complex real estate operations, including subdivisions and hotel projects. He was also responsible for the implementation of conciliation and arbitration practices, significantly reducing the time and cost of resolving disputes. Mr. Andrade graduated from Milton Campos Law School in Belo Horizonte with a law degree. He has a postgraduate degree in business law from Pontifical Catholic University of Minas Gerais in Belo Horizonte.

Agenor Narcizo Drumond Cuculicchio, Esq., age 51, has been a founding partner of Cuculicchio & Fontes Advogados Associados in Belo Horizonte, a law firm focusing on mining law, including guidance on the legal process to obtain mining titles, concessions, authorizations, and other licenses specific to the mining sector. In 2006, he began his legal activities in mining law, providing advice on mining regulation, due diligence, strategic consultancy, preparation and analysis of contracts and transactions involving mining rights and related to the exploration and use of mineral resources, assistance in the negotiation of mining securities, and defense in all types of administrative and judicial proceedings related to mining infractions. He is currently also dedicated to entrepreneurship in the mineral sector, including being a non-management shareholder in small local mining companies. Mr. Cuculicchio graduated from the Fundação Educacional Monsenhor Messias in Sete Lagoas, Minas Gerais, Brazil. He has a postgraduate degree in civil procedural law from the Elpídio Donizetti Institute in Belo Horizonte.

There is no arrangement or understanding between Messrs. Andrade and Cuculicchio any other person pursuant to which each of Messrs. Andrade and Cuculicchio has been appointed as a director. There are no family relationships between each of Messrs. Andrade and Cuculicchio and any of the Company’s directors and executive officers, and neither of Messrs. Andrade and Cuculicchio is a party to any transaction, or any proposed transaction, required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER GOLD CORPORATION

Dated: August 6, 2024	By:	/s/ Marc Fogassa
	Name:	Marc Fogassa
	Title:	Chief Executive Officer